Exhibit 99.2

Special Meeting of Securityholders of

Sierra Wireless, Inc. (the “Company”)

September 27, 2022

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102

This report sets out the matters voted upon and the results of the votes conducted at the special meeting (the “Meeting”) of holders of common shares (the “Shares”), holders of options to purchase Shares (the “Options”), holders of restricted share units and phantom restricted share units (the “RSUs”) and holders of performance share units (the “PSUs”, and together with the Shares, Options and RSUs, the “Securities”) (collectively, the “Securityholders”) of the Company held on September 27, 2022.

The total number of Securities voting in person, virtually or represented by proxy at the meeting was 23,725,728 Securities, representing approximately 58.56% of the Company’s issued and outstanding Securities, as of the record date of August 23, 2022.

Approval of Arrangement Resolution

At the Meeting, Securityholders approved a special resolution, the full text of which is set forth in Appendix C to the management information circular of the Company dated August 26, 2022 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company, Semtech Corporation (“Semtech”) and 13548597 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of Semtech. Pursuant to the Arrangement, the Purchaser will, among other things, acquire all of the outstanding Shares for a price of US$31.00 in cash per Share. Full details of the special resolution and the Arrangement are set out in the Circular, available under the Company’s issuer profile at www.sedar.com.

The following is a summary of the votes cast by holders of Shares:

	Total Votes	Voted (%)
Votes For	21,717,407	98.60
Votes Against	307,773	1.40

The following is a summary of the votes cast by holders of Shares, Options, RSUs and PSUs (voting together as a single class):

	Total Votes	Voted (%)
Votes For	23,415,495	98.69
Votes Against	309,809	1.31

DATED this 27th day of September, 2022.

SIERRA WIRELESS, INC.

Per:

(signed) Jennifer Farac
Jennifer Farac
General Counsel & Corporate Secretary